Exhibit 8.1

List of Subsidiaries

Subsidiary	Place of Incorporation

Vantage (BVI) Corporation	British Virgin Islands

Vantage Shipbrokers Pte. Ltd.	Singapore

Vantage Nexus Commercial Brokers Co. L.L.C	Dubai

Hado Pte. Ltd.	Singapore

PJ Marine Singapore Pte. Ltd.	Singapore

Peijun Marine Consultant Co., Ltd.	Hong Kong

PJ Marine Shanghai Co., Ltd.	People’s Republic of China